Filed by Independence Community Bank Corp.
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Staten Island Bancorp, Inc.
Commission File No.: 333-111562

               Statements contained in this document which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

               Words such as “expect,” “feel,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Independence and Staten Island, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Independence and Staten Island may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of either Independence or Staten Island may fail to approve the merger; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the document filed by Independence and Staten Island with the Securities and Exchange Commission from time to time. Neither Independence nor Staten Island undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

               This filing may be deemed to be solicitation material in respect of the proposed merger of Independence and Staten Island. In connection with the proposed transaction, Independence filed a registration statement on Form S-4 with the SEC on December 24, 2003. STOCKHOLDERS OF INDEPENDENCE AND STOCKHOLDERS OF STATEN ISLAND ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY

STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of Independence and stockholders of Staten Island. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York 11201, Attention: Investor Relations, or from Staten Island Bancorp, Inc., 1535 Richmond Avenue, Staten Island, New York 10314, Attention: Investor Relations.

               Independence, Staten Island and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Independence’s directors and executive officers is available in Independence’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on April 25, 2003, and information regarding SIB’s directors and executive officers is available in SIB’s proxy statement for its 2003 annual meeting of stockholders, which was filed on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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The following is a staff update on the proposed merger between Independence Community Bank Corp. and Staten Island Bancorp, Inc. which was prepared for employees of SI Bank & Trust (“SIBT”) and posted on SIBT’s intranet site.

AN UPDATE ON INTEGRATION

Dear Colleague:

We want to take this opportunity to update you about the progress of the integration plans of Independence Community Bank and SI Bank & Trust as we move forward with our efforts to complete the merger and to achieve the benefits the merger is expected to bring to our employees and the marketplace.

As the process continues, we will keep you informed about the status of our plans regarding a host of issues including organizational, operational and technological matters. The attached information provides answers to specific questions some of you raised most recently.

We will be sharing plans with you for the future of our combined organization as decisions are finalized in the weeks ahead. Extensive training programs will help employees understand the new set of products and services that will be offered following the completion of the merger. We will also be developing comprehensive new materials to help deliver integration-related decisions to clients.

This is an interesting, challenging and opportunistic time for us and for our clients and it is imperative that we keep the customer at the forefront of our focus. Ongoing communication and collaboration will be essential to the success of the combined bank. We are confident we can continue to count on your cooperation.

Sincerely,

Alan H. Fishman,	Harry P. Doherty
President & CEO	Chairman & CEO
Independence Community Bank	Staten Island Bancorp

Staff Updates

Interview Process

Q. How is the interviewing process structured? A. There have been two parts to the formal interviewing process:

1.	Departmental Interviewing, and

2.	The Job Posting process.

The departmental interviewing process has been and continues to be the primary process. Leads from each department arrange and complete interviews for all SI Bank & Trust (“SIBT”) staff that wish to be considered for positions equivalent to his or her current position in the organization after the merger is completed. SIBT staff has NOT had to post for these positions.

The Job Posting interviewing process was a secondary process designed to provide the opportunity for any member of staff (either SIBT or ICB) to apply for positions that have been identified as open for posting. Although any member of staff is able to apply, he or she must be suitably qualified to be considered for an open position.

Some SIBT staff have posted for jobs that they would have been considered for anyway under the Departmental Process. This is not a problem and simply provides double assurance that they are being considered for the subject position.

The formal job posting process was substantially completed December 31. However, going forward, it is expected that additional positions will be identified or become available. These will continue to be posted under the ‘business as usual’ Job Posting process. Qualified employees of both SIB and ICB will be able to apply for open positions at either institution.

Q. Are there any exceptions to the interviewing process?

A. Yes, Branch staff is not required to be interviewed. There may, however, be branch manager positions that become available. If so, they will be posted and interviews conducted.

Q. Do SIBT’s officers have to apply to job postings?

A. Only if the officer is interested in a position that is clearly different to the position he or she currently occupies. The officer should have been interviewed for a post-merger equivalent position as part of the departmental process.

If an officer is interested in applying for a position different to his or her current position, ICB normally requires employees and officers to post for positions through and including First Vice President. In addition, there may be some changes to the duties in officer positions that appear comparable, therefore the posting process gives SIBT officers an opportunity to understand the job requirements and formally submit an expression of interest.

Severance Questions

Q. If a non-branch SIBT employee is offered a job and does not accept it, will he or she receive severance pay?

A. If a non-branch SIBT employee declines a job offer, he or she will receive severance pay if, in the opinion of ICB, either of the following conditions applies:

1.	The job responsibilities are substantially different from the current job.

2.	The salary is materially lower.

Furthermore: If the location of the job substantially changes and creates a hardship for the employee, severance entitlement may apply if approved by ICB Management.

Q. If an employee is displaced, when is he/she entitled to severance?

A. Employees are entitled to a severance payment when their services are no longer required and employment ends. Individual dates will vary on an as needed basis.

Q. When am I not eligible for severance pay?

A. Employees are not eligible for severance pay if their employment ends by:

1.	voluntary resignation or retirement, e.g., an employee voluntarily leaves; or

2.	termination for cause.

Q. Am I eligible for severance pay if I am asked to stay on past the merger closing date and I stay?

A. Yes, provided that you stay until your services are no longer needed.

Q. If I am eligible for severance pay, when will I receive the payment?

A. Within two weeks of your last day of employment.

Q. Do I continue to participate in the Employee Mortgage Assistance Program if I am terminated as a result of the merger?

A. Yes, unless the termination is for cause.

Staff Benefits

Q. What happens to the SIBT stock in the 401(k) plan?

A. Like other outstanding shares, SIB shares in the 401(k) plan will be converted to ICBC stock and/or cash following the merger.

Q. How will 2004’s vacation benefit be handled?

A. Employees will earn vacation based on the accrual schedule on page 4-2 in the SIBT Employee handbook. Employees will be paid for the time earned, less applicable taxes, on or after their final date of employment. Once an employee is officially on the ICB payroll, the ICB vacation policy will apply.

Q. How will the pension benefit for SIBT employees be handled?

A. SIBT’s defined benefit plan was frozen on 12/31/99. Employees participating in the SIBT Retirement Plan will receive their benefit upon reaching the applicable retirement age. Similar to SIBT, ICB’s Employees’ Retirement Plan was frozen to new participants in 2000.

Q. Will employees displaced by the merger be eligible for medical benefits?

A. Displaced employees will be eligible for post-termination coverage under COBRA. COBRA eligibility requires that you have been an active participant in the SIBT medical and / or dental programs at the date of termination. The ICB and SIBT Human Resources Departments will schedule sessions to explain COBRA benefits, alternatives to COBRA, unemployment and other issues relating to displaced employees. These meetings will be scheduled for early February.

Q. What is ICB’s benefits policy?

A. ICB has a complete, comprehensive benefits package, including medical, prescription drug, dental, life, vision, flex spending (incl. child care & transportation), long-term care, supplemental life, long term disability, tuition assistance, 401(k), and an ESOP. It is our intention to hold group sessions for a complete orientation, which includes a comprehensive benefits orientation.

Integration Updates

Q. Have any decisions been made concerning branch closings?

1.	All branches of the combined institution are expected to remain open on Staten Island.

2.	While we expect minimal consolidation in the Brooklyn market, we are confident that no jobs will be lost as a result of any consolidations that may take place.

3.	All branches of the combined institution are expected to remain open in New Jersey.

Q. Will branch hours change?

A. SIBT’s branch hours will be evaluated by ICB senior management. Changes will be announced to customers and employees accordingly.

Q. What Key Integration decisions have been made?

A.

1.	The branch model to be used in the combined institution will be based on SIBT’s Proof of Deposit (POD) model.

2.	SIBT’s Item processing capability will be implemented throughout the combined institution’s full branch network.

3.	ICB will offer a comprehensive line of commercial loans and cash management products/services.

4.	Retail investments (annuities, mutual funds, etc.) will continue to be offered.

5.	ICB will maintain a Customer Call Center facility on Staten Island.

Important note: Staffing requirements associated with these decisions will be finalized quickly and most will be completed within the next few weeks.

Q. Will all of SIBT’s products and services be offered after the merger?

A. After the merger, the combined institution will offer products that are determined to be the most effective for building new business and meeting the needs of the consumers and businesses in all the markets served by both institutions. There is currently a team from both institutions mapping the similarities and differences between the products offered by each institution. Similar products will be converted to ICB’s structure. Senior management will determine how to proceed with the products that are different.

Q. Which key data processing systems will be used?

A	Deposits:	Fidelity Systematics
	Branch & Teller:	Mosaic (current ICB platform)
	Call Center:	Fidelity Service Delivery
	IVR:	Fidelity Service Delivery
	Online Banking:	Fidelity Online Banking
	Billpay:	Checkfree Billpay
	Cash Management:	Magnet Cash Management
Lending – Origination:
	- 1-4 family mortgage	Not finalized
	- Small Business	SBA (ICB platform)
	- Consumer Loans	Appro
	- Commercial Loans	Baker Hill
	- CRE	Jackson Brooklyn
Lending – Servicing:
	- 1-4 family mortgage	Fidelity CPI
	- Small Business	SBA
	- Consumer Loans - Commercial Loans	Fidelity ALS McCracken
	- CRE	McCracken
Back Office:
	- General Ledger	Fidelity FMS
	- CIS	Fidelity RM
	- Check Imaging	AFS
	- Document Imaging	Archive Systems
	- Payroll	Ceridian
	- HR Benefits	Ceridian
	- Enterprise Report Mgt	Fidelity Acquire
	- Sales Tracking	Stars (ICB platform)
	- Wires	Fundtech
	- Trust Services	Sungard
	- Intranet	ICB Intranet

Conversions associated with the systems above are expected to occur throughout the period February to July 2004.

This document may be deemed to be solicitation material in respect of the proposed merger of Independence Community Bank Corp. (“Independence”) and Staten Island Bancorp, Inc. (“Staten Island”). In connection with the proposed merger, Independence filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, on December 24, 2003. STOCKHOLDERS OF INDEPENDENCE AND STOCKHOLDERS OF STATEN ISLAND ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to Stockholders of Independence and Stockholders of Staten Island. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Independence and Staten Island, at the SEC’s website (http://www.sec.gov). Copies of these documents can also be obtained, without charge, from Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York 11201, Attention: Investor Relations, or from Staten Island Bancorp, Inc., 1535 Richmond Avenue, Staten Island, New York 10314, Attention: Investor Relations.

Information about the participants in the proxy solicitation will be set forth in the joint proxy/prospectus regarding the proposed merger contained in Independence’s registration statement on Form S-4.

The information presented above may contain forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Independence’s and Staten Island’s public reports filed with the SEC.